Winvest Group Ltd.

50 West Liberty Street

Suite 880

Reno, Nevada 89501

December 27, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Keira Nakada

Doug Jones

Cara Wirth

Jennifer López Molina

Re: Winvest Group Ltd

Amendment No. 1 to Registration Statement on Form S-1

Filed September 20, 2022

File No. 333-267006

Dear Sir or Madam:

Winvest Group Ltd. (the “Company”) is hereby responding to your recent review letter addressed to Jeffrey Wong Kah Mun, Chief Executive Officer of the Company, dated October 17, 2022 (the “SEC Letter”). This response letter addresses the concern you have expressed. The following numbered response corresponds to the comment number in the SEC Letter.

Amendment No. 1 to Registration Statement on Form S-1 Filed September 20, 2022

Cover Page

1. Please update the statement regarding your status as an emerging growth company as of your last fiscal year. Additionally, please check the appropriate check box(es) on the cover page, as necessary.

We have updated the status to smaller reporting company throughout.

Prospectus Summary, page 3

2. We note that a substantial portion of the information provided in your business section is provided here. Please substantially revise the Summary presentation to focus on key aspects of your offering and business. Please also revise to prominently disclose the company’s history of losses, accumulated deficit, going concern opinion and current liquidity condition. Refer to Item 503 of Regulation S-K.

We have revised the Summary accordingly and added our history of losses, accumulated deficit, going concern opinion, and current liquidity condition.

3. We note multiple references to your current status as a development stage company that has not yet opened for business or generated any revenues (pages 1, 34, F-33, and F-42). However, we note that as of June 30, 2022, you had $4,000 in revenues. Please revise to update your disclosure to reflect your current business operations.

We have removed the references to development stage with no revenues.

Enter the Blockchain, page 8

4. Please disclose the current status of your blockchain technology development and revise your risk factors to include the material risks associated with such technologies, including any known trends or uncertainties that are reasonably expected to have a material impact on the results of operations or financial condition.

We are not relying on blockchain technology and have removed all references thereto.

Up-Coming Development, page 8

5. We note your statement that “[t]he downstream users of this platform are film directors, producers, sales agents, distributors, publishers and key opinion leaders As for the upstream partners, they are Streaming Media Services Providers such as Apple+, Amazon Prime, Google Play, Hulu, Peacock TV, Paramount +, Disney +, Xbox One, PlayStation, Netflix and etc.” Please state whether there are currently any users of the platform. If not, please revise to state as much and make clear that the named downstream users are aspirational at this point in time.

We have edited the disclosure to clarify our downstream users and summarize our upstream users.

Risk Factors, page 23

6. Please revise to include risk factors related to your TCG business, including the risks associated with any regulatory regimes that you may encounter in operating this business.

We have added the appropriate risk factors. There are no related regulatory regimes that have a material connection to our business.

Use of Proceeds, page 29

7. Please clarify the intended priority for the use of proceeds from this offering. In this light, we note your that you will use the “proceeds primarily for payment of legal expenses and several specific projects,” but the order of priority set forth in the table does not appear to match such intentions. Also, to the extent possible, please briefly describe the “specific projects” you plan to pursue with the proceeds. Refer to Item 504 of Regulation S-K.

We have replaced the Use of Proceeds with an updated and more specific disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 33

8. Please provide detailed information with respect to your current business and/or operations in Hong Kong and China. In this light, we note your disclosure on page 49 that you are “in closing” with a content platform in Hong Kong and an animation content creator in China. We also note that you are developing a territories of streaming partners in multiple countries, including China. Please tell us what percentage of revenues were generated from China for the financial periods included in your registration statement.

We have no operations in Hong Kong or China and have, therefore, removed any reference to them.

9. Clearly disclose whether you are dependent on the proceeds of this offering to finance your operations for the next 12 months, as well as the minimum dollar amount of funding and source of such funding, required to remain in business for at least the next 12 months.

We have added the requisite disclosure.

TCG Business Overview, page 35

10. We note your statement that “[w]e also possess a strong network of close relationships with distributors such as Netflix, Amazon, Sony, Universal, Lionsgate, as well as leading industry Sale Agents that include Hanway Films, Sierra Affinity/Eone, The Solution, The Exchange, Mr. Smith, Highland Film Group, XYZ and Capstone amongst others. Banking relationships include City National Bank, Comerica, Union Bank, JP Morgan, National Bank of Canada and Banc of California; these are complemented by an extensive network of family offices, asset managers, hedge funds and a pool of private investors.” Please clarify if you have entered into any agreement with any of these entities or individuals.

To the extent that you have not entered into any agreement, please revise to state as much.

We have revised the disclosure to clarify that there are no existing agreements.

11. We note your statement that The Catalyst Group Entertainment will commence operations with a soft launch in May 2022. Please update your disclosure to reflect the current operations of the business.

We have revised the disclosure to reflect the current operations of TCG.

Management’s Annual Report on Internal Control Over Financial Reporting, page 38

12. Please disclose your plans, if any, for remediating the identified material weaknesses. If you have no plans, so state. Please provide similar disclosure in your future periodic filings as well to the extent applicable.

We have appointed local directors and several officers and plan to engage a local corporate secretary, establish an audit committee, appoint local independent non-exec directors, and will ensure board members have recent and relevant financial experience when we secure additional funding. We have added such to the disclosure.

Our Business, page 41

13. Please revise to include the disclosure required by Item 101(h) of Regulation S-K, if material. Specifically, please include a description of the competitive business conditions, the need for any government approval of products or services and whether you have received such approval, and any effect on existing or probable governmental regulations on the business. Please revise to update your risk factors accordingly.

We have added disclosure regarding our competitive conditions and any applicable governmental regulatory exposure.

14. We note the Independent Film Financing Overview section. Please revise to include additional information on each form of financing, including the sources that you are relying on with respect to the claims you make about typical financing or payment structures for each form of financing. Please provide additional detail on how you will provide the individual financing that you are proposing that TCG will achieve.

We have removed reference to independent film financing, as TCG has not received any, nor does it expect to in the future. We have also added information regarding the Use of Proceeds for financing TCG.

15. We note your statement on page 43 that you have “extensive access to the top commercial film projects from the studios/production companies and independent producers “

Please clarify what you mean by “extensive access” and discuss whether you have any agreements with commercial film projects, studios/production companies and independent producers. Additionally, please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. For example, we note your statement that “due to TCG’s and its principals’ track record, reputation and standing within the industry, deals will be sourced from trusted professionals working in the entertainment industry.”

We have removed the reference to “extensive access.” We have also added the applicable disclosure and revised it to more clearly reflect our competitive position.

16. We note your objectives for IQI starting on page 46. Please clarify whether you have any formal agreements with Character Arts to work on “Spookley the Square Pumpkin” or whether this relationship is aspirational. In this light, we note your statement on page 49 that you are currently “closing a content partnership with content creator Character Arts.” We also note your statement at the bottom of page 48 that “IQI has a long-term relationship with a group of Google Analytics, Google Ads Sense and YouTube Analytic software integration engineers to implement necessary metrics measurement on each of IQI Original Content or clients’ original content.” Please elaborate on this statement and disclose whether there is a formal agreement or partnership between IQI and the engineers.

We have removed the references to the IQI objectives, as these are all aspirational and not currently supported by agreements.

Executive Compensation, page 55

17. Please disclose the material terms of your named executive officer’s employment agreements. Refer to Item 402(o) of Regulation S-K.

We have no employment agreements with our executive officers and have added such disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 56

18. Please include the ownership of each class of equity securities, which includes your Series A Preferred Stock. In this light, we note your disclosure on page 58 that as of June 30, 2022, you had 227,838,680 shares of Series A Preferred Stock issued and outstanding.

We have added all classes of shares to the ownership tables.

Certain Relationships and Related Transactions, page 57

19. Please revise to provide the amount due to the Winvest Group Cayman as of the date of the prospectus or a recently practicable date. To the extent applicable please also revise to update this section to reflect the current amounts owed to related parties, as reflected in Note 7 on page F-47, which we note was $359,271 as of June 30, 2022.

We have updated the disclosure.

Financial Statements of IQI Media, Inc. for the Fiscal Year Ended December 31, 2021 Notes to Financial Statements for the Years Ended December 31, 2021 and 2020

Note 2 - Summary of Significant Accounting Policies, page F-18

20. Please provide your accounting policy for “production” cost of revenues, including the types of costs included therein. If it is not apparent from your description, also tell us and disclose why little to no production cost was recognized for periods during which revenues were recognized. This comment also applies to the financial statements of Winvest Group in which revenue is reported.

We have added this disclosure to our amended September 30, 2022, 10 Q-/A that we filed on December 13, 2022.

21. Please provide your accounting policy for administrative expenses, including the types of costs included therein. This comment applies to the financial statements of all entities included in the filing.

We have added this disclosure to our amended September 30, 2022, 10 Q-/A that we filed on December 13, 2022.

Financial Statements of Winvest Group LTD. for the Periods Ended December 31, 2021 and May 31, 2021 and 2020 Report of Independent Registered Public Accounting Firm, page F-28

22. We note the financial statements as of and for the seven months ended December 31, 2021 are for the transition period from your prior year ended period of May 31 to your recent new year ended period of December 31. Please include an audit report that corresponds to the periods presented (for example, seven months for 2021 and fiscal years for 2020 and 2019) for the statements of operations, stockholders’ equity (deficit) and cash flows. Refer to AS 3101.08.c.

We have included an updated audit report.

Statements of Changes in Stockholders’ Deficit, page F-31

23. In the notes to the financial statements you disclose each share of preferred stock is convertible into 50 shares of common stock. You also disclose a one for 250 reverse split of common stock has been effected and reflected for each period presented. In view of the preceding, please explain to us how in the period ended May 31, 2021 855,000 shares of preferred stock converted into 3,420 shares of common stock. Additionally, please advise if the line item description in the statement accurately reflects this transaction.

We have added disclosure under Preferred Stock to explain the conversion and reverse split calculations.

Notes to Financial Statements for the Period Ended December 31, 2021 Note 1 - Organization and Description of Business, page F-33

24. In this section, you refer to “Winvest Group Ltd” as “the Company.” Elsewhere in the filing, “the Company” is attributed to “Winvest Group Ltd.” and “Winvest Group Limited.” There are also references to “Winvest Group LTD.” (e.g., in regard to the financial statements) and “Winvest Group.” If these entities represent the same entity, please use one name consistently throughout the filing. If they are different entities, throughout the filing please be consistent with their references, clearly designate the entity to which the applicable discussion pertains to, and indicate the entity’s relationship to the registrant of the filing.

We have edited the registration statement so that all references reflect Winvest Group Ltd.

25. The disclosure here and in the interim financial statements repeats events/transactions and is disjointed chronologically. Please revise to remove duplicate items and to list the events in chronological order.

We have edited the disclosure to be consistent chronologically and non-repetitive.

Interim Financial Statements of Winvest Group LTD. For the Period Ended June 30, 2022, page F-38

26. The number of common shares outstanding at December 31, 2021 on the balance sheet and statement of shareholders equity and in the equity note differ between the periods ended December 31, 2021 and June 30, 2022. Please revise for conformity as appropriate.

We have corrected the Balance Sheets accordingly in our 10-Q/A for the period ended September 30, 2022.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-44

27. Please provide your accounting policy for goodwill and intangible assets, including how you assess impairments.

We have added this disclosure to our amended September 30, 2022, 10 Q-/A that we filed on December 13, 2022.

Going Concern, page F-45

28. You state “the Company” is currently being funded by “Winvest Group Ltd.” and the Company will be required to continue to rely on this entity until its operations become profitable. In this same note in the notes to the financial statements for the period ended December 31, 2021 you state “the Company” is funded by “Winvest Group Limited.” Please explain who “Winvest Group Ltd.” and “Winvest Group Limited” represent and their relationship to “the Company.”

We have clarified that the funding entity is Winvest Group Limited (Cayman).

Note 3 - Business Acquisition, page F-46

29. Please provide disclosures required under ASC 805-10-50-2(f) regarding acquisition related costs, ASC 805-30-50-1.b.4 regarding the fair value of equity instruments issued and regarding deductibility of goodwill, and ASC 350-30-50-1.a regarding intangible assets subject to amortization.

We have added this disclosure to our amended September 30, 2022, 10 Q-/A that we filed on December 13, 2022.

30. Please disclose the intangible assets acquired and how fair value was determined.

We have added this disclosure to our amended September 30, 2022, 10 Q-/A that we filed on December 13, 2022.

Item 16. Exhibits, page II-2

31. Please provide a consent of BF Borgers CPA PC for your use of its audit report dated March 24, 2022 for the financial statements of Winvest Group Ltd. provided on page F- 28.

We have added the consent as an Exhibit.

General

32. We note multiple references to potential “extraordinary returns” generated from TCG financed projects. To provide balanced disclosure please discuss your ability to guarantee such returns now and in the future. In this regard, we note that you have not generated any revenues from your TCG business.

We have removed all references to “extraordinary returns.”

33. Please revise to include the information required by Part I, Item 11 of Form S-1 including a description of property and legal proceedings. Refer to Item 102 and Item 103 of Regulation S-K. Please also provide the information required by Part II of Form S-1, including Item 13.

We have added the Properties and Legal Proceedings Sections and added the applicable information under each.

34. We note your use of industry and market data. For example, we note references to Deloitte throughout your filing. To the extent that you commissioned any of the third- party data that you cite in the prospectus, also provide the consent of the third-party in accordance with Rule 436.

We have removed all references to industry and market data.

35. We note your statement on page 57 that as of June 30, 2022, the company has issued and outstanding 227,838,680 shares of Series A Preferred Stock. We also note that the holders of your Series A Preferred Stock are entitled to 50 votes per share and convert into common stock at a rate of 50 to one. Please revise your disclosure as follows:

●	Describe your capital structure, including the different authorized classes of stock in the prospectus summary, risk factors, and capitalization sections.

●	Describe the nature of the disparate voting rights, including the number of votes per share in the prospectus summary and risk factor sections.

●	Disclose the number of shares that Series A Preferred Stockholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

●	Explain the controlling shareholder(s)’ ability to control matters requiring shareholder approval, including election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

●	Disclose that the capital structure and/or disparate voting rights may have anti- takeover effects preventing a change in control transaction that shareholders might consider in their best interest.

●	Disclose that future issuances of Series A Preferred Stock may be dilutive to holders of Common Stock.

●	Disclose the circumstances or events in which the conversion of Series A Preferred Stock is mandatory or optional, and any resulting impact on holders of Common Stock.

●	Describe any exceptions to provisions requiring mandatory conversion of shares upon their transfer, if any.

●	Describe sunset provisions, if any, that would limit the lifespan of high-vote shares, and whether the death of a high-vote shareholder or other transfer of shares would require conversion of high-vote shares.

Additionally, please update your risk factors in line with the requested disclosure.

We have added all of the necessary disclosure related to our Preferred Stock and its voting interest.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jeffrey Wong Kah Mun

Jeffrey Wong Kah Mun